Mail Stop 3561

            September 15, 2005


Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
19250 NW 89th Court
Miami, Florida  33018

      Re:	Fuego Entertainment, Inc.
      Registration Statement on Form SB-2
      Filed August 17, 2005
      Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed August 19, 2005
      File No. 333-127612

Dear Mr. Cancio:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. In preparing your responses to these comments, please consider that evaluations of materiality should not be based solely on quantitative factors, but should also include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with US-designated state sponsors of terrorism has been adopted by Arizona and Louisiana.
2. Please provide the information about your shares` dilution as required by Item 506 of Regulation S-B.

Front Cover Page of Prospectus, page 3
3. You state that there is no trading market for your securities. Also, you state that your share price will be $0.25 "until the shares are listed on the OTC Bulletin Board or other national exchange, and thereafter at prevailing market prices or privately negotiated prices." Please state, here and in the summary, that you cannot guarantee that you will be quoted on the Over-the-Counter Bulletin Board or other national exchange and discuss how this affects the liquidity of your common stock.
4. Please remove the August 15, 2005 date from your cover page and insert a blank space. The date of the prospectus should reflect the effective date of the registration statement.

Number of Shares Outstanding, page 7
5. Please disclose throughout the document the number of outstanding shares as of the most recent practicable date.

Risk Factors, page 8
6. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. Please revise your Risk Factors section to describe the risks specific to you and your business. See Item 503(c) of Regulation S-B. As examples, please consider the following risk factors:

* "We may require additional funding in the future."

* "We may suffer infringement of our copyrighted materials."

* "We may be unable to retain key employees or consultants or recruit additional qualified personnel."
We may have additional comments based upon your revisions.
7. Please include a risk factor that discloses the illiquidity of your common stock.
8. Please describe any dependence on third parties.
9. Please discuss Mr. Cancio`s significant stock ownership and control.

The entertainment industry is highly competitive and there is no assurance..., page 9
10. You state that you compete with "other major, mini-major and independent recording companies." Please disclose your size in relation to other recording companies.

We may be unable to retain key employees or consultants or recruit additional..., page 10
11. Please identify any key consultants on whom you rely, or revise the risk factor heading.

Management`s Discussion and Analysis or Plan of Operation, page 12
12. Please expand this section to discuss known material risks, trends, and uncertainties that will have or are reasonably likely to have a material impact on your revenues, operations, liquidity, or income over the short and long terms, and the actions you are taking to address them. Additionally, please discuss your ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and Item 303 of Regulation S-B.

Plan of Operation, page 13
13. Please revise your plan of operation discussion to include an overview of how have generated revenues since inception and how you plan to generate revenues in the next 12 months. Please also disclose significant costs and expenses incurred thus far and that you expect to incur in the next 12 months. Describe your current significant customers or projects and how you intend to grow your business in the next 12 months. Please disclose the required amount you will need to continue operations for the next 12 months, how you will raise the required financing, and the impact on your business if you fail to raise the required amount.



Filmed Entertainment, page 13
14. You state that you are producing three documentaries and developing a reality show. You describe the reality show on pages 17 and 18, but you do not discuss the documentaries in the same detail.
Please describe each of the documentaries and their stages of development.
15. Please provide examples of the existing project opportunities of which you are "actively seeking...to negotiate the licensing or purchase."
16. You state that you utilize your "extensive network of contacts" to access quality products by "established industry participants." Please clarify your meaning of "extensive network of contacts" and "established industry participants" so that your readers will have an idea of the access these contacts will provide you and the quality of the available products. Please describe any specific marketing efforts and their costs.

Music Entertainment, page 13
17. You state that you intend to license the music library catalogue of Ciocan Entertainment Music Group, L.L.C. to target non-Hispanic markets that Ciocan Entertainment Music Group, L.L.C. has yet to access. Please describe the terms of any licensing agreements or arrangements you have with Ciocan Entertainment and Music Group, L.L.C. If you have no agreements, please disclose this fact and discuss the likelihood and basis for stating that Ciocan Entertainment and Music Group, L.L.C. will allow you to license its music library. If you have an agreement, it appears that it is a material contract you should include as an exhibit.

Also, please describe Ciocan Entertainment and Music Group,
L.L.C.`s
business operations and any other information relevant information for your readers to understand the impact licensing Ciocan
Entertainment Music Group, L.L.C.`s music library will have on your business operations.

Other Services, page 13
18. You state that you will act as an agent and contract organization for certain entertainment projects that are fully developed by third party producers and you describe the services that you may provide.
Please describe your specific duties and responsibilities in performing these services. Further, please identify the entertainment projects and third party producers to which you refer.

19. You state that you do not expect to increase significantly your number of employees. Please state whether you expect to hire any employees and if so, disclose the number you intend to hire.
20. Please disclose the services that you will attempt to outsource.

For the Period from December 30, 2004 (Inception) to May 31, 2005, page 14
21. You state that in your first five months of operation, you had a net income of $39,489 and you had gross revenues of $121,628 for filming and $3,500 for publicist services. Please provide a detailed description of the filming in which you engaged and the publicist services you provided. Please revise your disclosure to explain the nature of this filming project which generated substantially all of your revenue in the five months ended May 31, 2005, the expected term of the revenue arrangement, and if you reasonably expect the filming project to have a favorable or unfavorable impact on revenues and operating income in the near term.

Liquidity and Capital Resources, page 14
22. In light of your current working capital deficiency, your statement that working capital and anticipated cash flows are adequate to continue operations is insufficient in disclosing known trends or uncertainties related to your cash flows, capital resources, or liquidity. Please quantitatively identify how you expect to meet your short and long-term cash requirements and maintain operations. Please disclose your reliance on issuing common shares as a form of liquidity, the probability this financing method will continue to be available to you in the future, and the potential dilutive effects of issuing additional shares. Please revise throughout your document accordingly. See Item 303 of Regulation S-B and Section IV of SEC Release No. 33-8350.

Description of Business, page 16
23. Under your Distribution subsection on page 13, you disclose that you have established an internal distribution network for your products while your disclosure contained within this section states you outsource the distribution process. Please reconcile these disclosures and discuss the following:

* state what portion of your distribution process is internal and/or external;

* state which products are distributed internally and/or externally;


* discuss the terms of any significant distribution agreements and the impact on your business if you lose or terminate any of these agreements.

Current Business Operations, page 16
24. We note your disclosure in this subsection that you "were founded by [your] President, Hugo Cancio, who has spent the last five years successfully owning and operating Ciocan Entertainment & Music Group, a record label and film production company that produces Cuban and world entertainment." We also note that Hugo Cancio`s company, Ciocan Entertainment, conducts some of your operations through licensing and other arrangements. To the best of your knowledge, please describe any previous, current, or planned contacts that Ciocan Entertainment has with Cuba, including as a result of production and talent-searching efforts, sales, communications, banking, or financial transactions, and other business arrangements.
25. Please advise or revise the discussions of your current business operations, distribution and publishing, product descriptions, and service descriptions to make a distinction between the current products and services currently contributing to operating income of
Fuego Entertainment, Inc. from the products and services anticipated to have an effect on future operating results. To the extent a licensing or other contractual arrangement with Ciocan Entertainment and Music Group L.L.C. has or will contribute to the results of operations of the company, please discuss these significant agreements to the extent they are material.
26. Please disclose any patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts you may have, if any, and their duration. See Item 101(b)(7) of Regulation S-B.
If
none, please remove the first full risk factor on page 9.

Distribution and Publishing, page 16
27. You state that you out-source your distribution process to over
100 distributors. Please describe this out-sourcing process, the methods you use to select these distributors, the products that your largest clients distribute, and the amount of your products your largest clients distribute. See Item 101(b)(2) of Regulation S-B.
28. Please describe the products you license from Sun Flower Products, and describe the terms of the agreement.



Product Descriptions, page 16
29. Your document is very sparse in details about your products and services. Please thoroughly revise this subsection, and other appropriate sections in your document, to describe in much greater detail your entertainment products. See Item 101(b)(1) of Regulation
S-B. Specifically, you state that you produce and distribute films, music, videos, documentaries, and other related entertainment products. For the five categories you list, please disclose the products that you produce and distribute, the manner in which you produce and distribute the products, the amount of each product you produce and distribute, and any other material information. We may have further comments when we read your response.

Service Descriptions, page 17
30. Please disclose which artists you manage and represent. In this regard, please disclose whether you manage or represent Vocal Sampling, the US Tour of Havana Night Club`s Celebrate Freedom Tour
`05, and Anthony Pullicino. If not, please clarify your relationship to these individuals and events. We may have further comments when we read your responses.
31. Please identify the freelance individuals and marketing firms that assist you with your advertising and promotional functions. Please describe the specific services that they provide.
32. You state that you are investigating the possibility of bringing your advertising and promotional services "in-house in the near future as revenues permit." In this subsection, your Advertising and
Marketing Strategy on page 21, and all other appropriate places in your document, please discuss your plans and timeline for bringing these services in-house, if your revenues would permit it, and how this change would affect your business operations. Please disclose the revenues you are required to generate that would allow you to accomplish this change.

Notable Artists and Projects, page 17
33. It appears from your disclosure in this subsection that Vocal Sampling, which "is a Cuban six-man a cappella group," is one of your clients. We also note that you are co-producing "U.S. Tour of Havana
Night Club, Celebrate Freedom Tour 05." With a view to disclosure, please describe for us the nature of your relationships with Vocal Sampling and the US Tour of Havana Night Club, including any direct and indirect contacts with Cuban nationals or entities associated with both entertainment groups. Your response should clearly describe the extent of your contacts with Cuba resulting from these relationships. For example, advise us whether any of your representatives travel on business to Cuba or transact business with banks or other entities in Cuba. Please address the materiality of any such contacts or arrangements, and your view as to whether those operations or arrangements constitute a material investment risk for your security holders, in light of the fact that Cuba is subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control and identified as a state sponsor of terrorism by the U.S. State Department. Please note that by including more relevant details in your response you facilitate the review and disclosure process.
34. Also, please describe for us the extent of your current and planned operations in, or contacts with, Cuba due to operations or relationships other than with Vocal Sampling and the US Tour of Havana Night Club. Your response should include contacts and operations through distributors, foreign subsidiaries, and other arrangements, whether direct or indirect. Please address the materiality of any such operations, contacts, or arrangements and your view as to whether those operations or arrangements constitute a material investment risk for your security holders.
35. In this subsection, you include many factual statements, but you have not indicated whether the source of this information is based upon management`s belief, industry data, reports/articles, or any other source. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. The following are examples only, and not an exhaustive list, of the statements for which you need sources:
* Vocal Sampling "has been described as one of the wonders of the musical world, capturing the attention and support of luminaries such as Quincy Jones, Carlos Santana, Peter Gabriel, David Byrne, Bobby McFerrin, and Paul Simon."
* Vocal Sampling`s "precision and skill has amazed audiences throughout the world, leaving many in disbelief."
* U.S. Tour of Havana Nigh Club, Celebrate Freedom Tour 05 "is experiencing rave reviews throughout the country."
* U.S. Tour of Havana Nigh Club, Celebrate Freedom Tour 05 attracted more than 200,000 in Las Vegas, and sold out in a matter of days in
Miami.
We may have more comments when we read your responses.
36. You state the Trader Show is based upon the real life activities of amateur and professional stock traders. Please disclose when the show will be appear on television. If you have no firm plans for its showing, please state this fact and disclose the show`s production stage.

Market Analysis Summary, page 18
37. Please revise or remove the information from this subsection through your Target Markets subsection on page 20. This lengthy discussion does not appear to be relevant to your business since it does not appear that you will be competing directly with these companies.

U.S. Demographic Data, page 21
38. Please tell us why you have included this demographic information in your document, or revise.

Advertising and Marketing Strategy, page 21
39. You state that you receive "over 30 contacts per week from talented artists, writers, and visionaries - as a result of Hugo Cancio`s strong reputation in business." Please revise or discuss how these contacts improve your business operations.
40. Please revise to describe any specific sales and marketing efforts, or state that there are none.

Strategic Partnerships, page 22
41. You state that you have developed "strategic partnerships with over 100 major participants in the entertainment industry," and provide examples of the companies with whom you have these partnerships. Please disclose what you mean by "strategic partnerships" and describe the specific terms.

Competition, page 22
42. Please disclose your competitive business conditions, competitive position, and methods of competition as required by Item 101(b)(4) of
Regulation S-B.
43. In your Recent Sales of Unregistered Securities section, you state that on January 6, 2005 you issued 19,000,000 shares to Hugo Cancio for services rendered to your company in connection with your organization and formation. Please disclose that transaction in this section or tell us why it is inapplicable.

Security Ownership of Certain Beneficial Owners and Management,
page
25
44. In the table, please add an additional row indicating that Ciocan
Entertainment Film and Music Group, L.L.C. owns the 5.5 million shares, the company`s address, and its percent ownership.

Plan of Distribution, page 25
45. You state in The Offering subsection that the sales price to the public of your shares was set by the selling shareholders at $0.25 per share. However, it appears that the selling shareholders, Mr. Cancio, and Ciocan Entertainment Film and Music Group, L.L.C. received their shares for considerably lesser prices. In a separate section entitled, Determination of the Offering Price, please disclose the factors that were considered in determining your selling shareholders` offering price. See Item 505(a) of Regulation S-B.
46. In this section, please discuss or reference the "penny stock" restrictions on your shares as you have in your Risk Factors section on page 10.

Selling Security Holders, page 27
47. We note that you state: "[n]one of the Selling Shareholders is a broker-dealer, or an affiliate of a broker-dealer to our knowledge."
Please omit the qualifying language "to our knowledge."
48. Please identify the natural persons with investment and voting power over the shares held by the TRW Family Limited Partnership. See Interpretation I.60 of the Telephone Interpretation Manual (July
1997) and # 4S, Regulation S-K, Manual of Publicly Available Telephone Interpretations (March 1999).
49. Please describe how the selling stockholders received their shares.

Where You Can Find More Information, page 30
50. Please revise this section to note our new address at 100 F
Street, NE, Washington, DC 20549.




Financial Statements, page 32
51. Please tell us what factors you considered in concluding you were not a development stage enterprise or revise to provide the disclosures set forth in SFAS No. 7.

Balance Sheet, page 34
52. We observed you have not amortized any capitalized production costs as of your balance sheet date. Please disclose the amount of production costs associated with each project that can be categorized as either (i) released, (ii) completed and not released, or (iii) in process as of your balance sheet date. Include the period you estimate a significant portion of production costs will be amortized and the anticipated date each project that entered production will be released. If a disclosed film or project has been released please explain why you have not amortized any amounts, if applicable.
See
paragraphs 51-53 of SOP 00-2.
53. Please tell us the basis for your accounting treatment of the investment in a series of shows. Please include in your response the following:

* the number of individual shows, their scheduled viewing dates, and the nature of the entertainment service presented in each show;

* your basis for characterizing deferred costs as an investment in your balance sheet and an investing cash outflow in your statement of cash flows;

* when you intend to recognize these costs in operations, including your basis for allocating costs to individual shows, establishing estimated useful lives, and the basis for any other subjective estimates;

* why you have not amortized any portion of these costs in your statement of operations in light of the disclosure that three shows have already occurred; and

* explain why you have not partially or completely impaired the deferred costs in consideration of your statement three shows have occurred and not generated any profit.

Please provide a detailed explanation, including any applicable accounting pronouncements, that supports your accounting policy for treating these costs as deferred costs rather than period expenses and operating cash outflows. If you determine the costs are properly deferred, please explain why impairment did not exist as of your balance sheet date.
54. Please tell us the basis for determining the capitalization, estimated useful life, and fair value of your logo or revise to expense these costs in the period incurred. Your disclosure indicates you will amortize $2,700 in logo costs over a five year estimated useful life. Please tell us if you have amortized $225 or five months of the estimated useful life. Please note your statement of cash flows indicates $90 amortized over the five-month period.
55. We note you do not have any film obligations recorded as of the date of your balance sheet, nor do you disclose unrecorded future film obligations in your commitments footnote. Please confirm that risks and uncertainties as they relate to contingencies specific to the motion picture industry and within the context of SFAS No. 5 do not exist as of the date of your balance sheet. Examples of contingencies may include, but are not limited to, deposits for guaranteed delivery of undelivered film products or obligations for participations and royalties payable above a stated minimum guarantee. Specifically, we observe your disclosures that indicate you license content from Sunflower Publishing and entered into outsourcing, consulting, and special purpose employment contracts. See SOP 94-6.

Statement of Operations, page 35
56. We are not able to clearly determine why you have 21,663,857 additional common shares excluded from the computation of primary earnings per share and included in the dilutive earnings per share computation. Please revise your registration statement to include a statement of the computation of earnings per share accompanied by an explanation of your computation of primary and fully diluted earnings per share. See exhibit 11 of Item 601(a)(11) of S-B.

Statement of Stockholders` Equity, page 37
57. On page 45 you disclose you issued 19 million common shares to Hugo Cancio on January 6, 2005. This exceeds the outstanding 13.2 million common shares parenthetically disclosed in the balance sheet and the statement of stockholder`s equity as of May 31, 2005. Please revise your filing to reconcile all shares issued and outstanding as of your balance sheet date. In your response, please provide us with a detailed list that includes the date of each issuance, the related shareholders` names, amount and form of consideration received, and the number of shares issued and outstanding as of your balance sheet date.

58. Further, we note 21,663,854 subscribed shares and 13,272,670 shares from which cash proceeds were remitted in the amount of $37,623 with $29,850 from Ciocan Entertainment and Music Group L.L.C.
In this regard, it appears that of the 12,534,647 shares of stock to be offered for sale, you have received proceeds on 7,772,670 shares and there are stock subscriptions receivable for the remaining approximately 4.8 million shares. Please clarify.

Notes to Financial Statements, page 38

6. Related Party Transactions, page 41
59. You disclose the Ciocans advanced the company $31,552 of which $31,250 was subsequently used to purchase 5.5 million shares. We also note your table of beneficial owners and management discloses that Ciocan Entertainment and Music Group L.L.C. owns this 5.5 million shares and Hugo Cancio indirectly owns these shares as Ciocan`s controlling shareholder. Tell us why you characterize the transaction here as an advance and not an issuance of common stock in exchange for cash consideration. Please provide us with an illustration as to how you journalized the cash receipt and the subsequent issuance of common stock in your general ledger. Also, please reconcile this disclosure with the statement of stockholders` equity which reflects proceeds from the sale of stock of $29,850.
60. Please include a disclosure of your relationship with Anthony Hattenbach and Sunflower Publishing.

Recent Sale of Unregistered Securities, page 45
61. Please advise or revise your disclosure to include the date, title and amount of all securities sold and not registered under the
Securities Act since inception. See Item 701(a) through (d) of Regulation S-B. Please distinguish between shares issued from inception to May 31, 2005 and shares issued subsequent to May 31, 2005.

Undertakings, page 45
62. Please revise the undertakings so that your language is identical to the disclosure set forth in Item 512(a)(ii) of Regulation S-B.

Exhibit 23.1
63. Please revise the consent of your independent accounting firm to consent to the reference under the heading "Experts" in this registration statement.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-4504, or
me
at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director


cc:	William D. O`Neal, Esq.
	The O`Neal Law Firm, P.C.
	Via Fax: (480) 816-9241
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Hugo M. Cancio, Chief Executive Officer
Fuego Entertainment, Inc.
September 15, 2005
Page 1